As filed with the Securities and Exchange Commission on November
24, 1998
                                        Registration Nos. 2-30771
                                                        811-01764
=================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM N-4
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
          [ ]   Pre-Effective Amendment No.
          [x]   Post-Effective Amendment No. 43*

           REGISTRATION STATEMENT UNDER THE INVESTMENT
                       COMPANY ACT OF 1940

          [x]   Amendment No. 43*

               American Fidelity Separate Account A
       (Formerly American Fidelity Variable Annuity Fund A)
                    (Exact Name of Registrant)

               American Fidelity Assurance Company
                       (Name of Depositor)

  2000 N. Classen Boulevard, Oklahoma City, Oklahoma       73106
(Address of Depositor's Principal Executive Offices)     (Zip Code)

Depositor's Telephone Number, Including Area Code   (405) 523-2000

Stephen P. Garrett                           Copies to:
Senior Vice President
Law and Government Affairs             Connie S. Stamets, Esq.
American Fidelity Assurance Company    McAfee & Taft
2000 N. Classen Boulevard              A Professional Corporation
Oklahoma City, Oklahoma 73106          211 N. Robinson, 10th Floor
(Name and Address of Agent for Service)  Oklahoma City, Oklahoma
                                                 73102

Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the Registration Statement

It is proposed that this filing will become effective (check appropriate box)
[ ]  immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]  on (date) pursuant to paragraph (b) of Rule 485
[x]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
[ ]  on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:   Group variable annuity
                                        contracts

*Amendment on Form N-4 to Registration Statement on Form N-3 in
connection with change in registration from management investment company to a unit investment trust.
=================================================================

            AMERICAN FIDELITY VARIABLE ANNUITY FUND A

                      Cross Reference Sheet
                       Pursuant to Rule 495
Item
 No.           Item                               Location in Prospectus
-----          ----                               ----------------------
                              PART A
1    Cover Page. . . . . . . . . . . . . . .      Cover Page
2    Definitions . . . . . . . . . . . . . .      Glossary of Terms
3    Synopsis  . . . . . . . . . . . . . . .      Summary
4    Condensed Financial Information . . . .      Condensed Financial Information
5    General Description of Registrant,
       Depositor, and
       Portfolio Companies . . . . . . . . .      American Fidelity,
                                                  Separate
                                                  Account A and Dual Strategy Fund
6    Deductions and Expenses . . . . . . . .      Expenses
7    General Description of Variable Annuity
       Contracts . . . . . . . . . . . . . .      The Contract
8    Annuity Period  . . . . . . . . . . . .      Annuity Provisions
9    Death Benefit . . . . . . . . . . . . .      Death Benefit
10   Purchases and Contract Value  . . . . .      Purchasing Accumulation Units
11   Redemptions . . . . . . . . . . . . . .      Withdrawals
12   Taxes . . . . . . . . . . . . . . . . .      Federal Tax Matters
13   Legal Proceedings . . . . . . . . . . .      Legal Proceedings
14   Table of Contents of the Statement of
     Additional Information  . . . . . . . .      Table of Contents of
                                                  Statement of
                                                  Additional Information

                              PART B

15   Cover page. . . . . . . . . . . . . . .      Cover Page
16   Table of Contents . . . . . . . . . . .      Table of Contents
17   General Information and History . . . .      General Information and
                                                    History
18   Services. . . . . . . . . . . . . . . .      Not Applicable
19   Purchase of Securities Being Offered  .      Not Applicable
20   Underwriters. . . . . . . . . . . . . .      Underwriter
21   Calculation of Performance Data . . . .      Performance Information
22   Annuity Payments. . . . . . . . . . . .      Annuity Payments
23   Financial Statements. . . . . . . . . .      Financial Statements

                              PART C

     Information required to be included in Part C is set forth under the appropriate item as numbered in Part C of this Registration Statement.

                                                       Prospectus

Group Variable Annuity Contracts


               AMERICAN FIDELITY SEPARATE ACCOUNT A


     American Fidelity Separate Account A ("Separate Account A") is offering group variable annuity contracts ("Contracts") issued by American Fidelity Assurance Company (we or "American Fidelity") to employers and self-employed individuals for use in qualified retirement plans.

     The assets of Separate Account A will be invested solely in American Fidelity Dual Strategy Fund ("Dual Strategy Fund"). Dual Strategy Fund has as its primary investment objective long-term growth of capital which it endeavors to achieve through a diversified investment portfolio consisting primarily of common stock. A secondary investment objective of Dual Strategy Fund is the production of income. Any income and realized capital gains will be reinvested in shares of Dual Strategy Fund. The value of a Contract will vary with the investment performance of Dual Strategy Fund. There is no assurance that the investment objectives of Dual Strategy Fund will be met. The Participants in each Contract bear the entire investment risk for amounts invested under the Contracts.

     This Prospectus sets forth information about the Contracts and Separate Account A that a prospective investor ought to know before investing. To learn more about the Contracts and Separate Account A, you may obtain a copy of the Statement of Additional Information ("SAI") dated ________, 1998. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other material regarding companies that file electronically with the SEC. The table of contents of the SAI appears on the last page of this Prospectus. For a free copy of the SAI, call (800) 654-8489 or write to us at P.O. Box 25523, Oklahoma City, Oklahoma 73125-0523.

     INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.
INTERESTS IN THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY FINANCIAL INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ________________

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR
FUTURE REFERENCE


                        _______________, 1998

                        TABLE OF CONTENTS

                                                             Page

Glossary of Terms
Summary
Fee Table
Condensed Financial Information
Performance
American Fidelity, Separate Account A and Dual Strategy Fund
  American Fidelity
  Separate Account A
  Dual Strategy Fund
  Voting Rights
  Substitution
The Contract
Annuity Provisions
  Annuity Date
  Selection of an Annuity Option
  Annuity Payments
  Annuity Options
Purchasing Accumulation Units
  Premium Deposits
  Accumulation Units
Expenses
  Sales Charge
  Insurance Charges
  Premium Taxes
  Income Taxes
  Dual Strategy Fund Expenses
Withdrawals
Death Benefit
Federal Tax Matters
  General
  Taxes Payable by Participants and Annuitants
  Section 403(b) Annuities for Employees of Certain Tax-Exempt Organizations or Public Educational Instituions
  Sections 401(a) and 403(a) Qualified Pension, Profit-Sharing
    or Annuity Plans
  Individual Retirement Annuities (IRAs)
  Diversification
Other Information
  Distribution
  Legal Proceedings
  Financial Statements
Table of Contents of Statement of Additional Information

                        GLOSSARY OF TERMS

     Some of the terms used in this Prospectus are technical. To help you understand these terms, we have defined them below and have capitalized them throughout the Prospectus.

     Accumulation Period: The period of time between becoming a Participant and the commencement of Annuity Payments.

     Accumulation Unit: A standard of measurement used to measure the value of each Participant Account.

     Annuitant: The Participant on whose life Annuity Payments will be based and who will receive annuity payments pursuant to a Contract.

     Annuity: A series of installment payments for the life of the Annuitant, or for the joint lifetime of the Annuitant and another person and thereafter during the lifetime of their survivor, with either a minimum number of payments or a specific sum.

     Annuity Date:  The date Annuity Payments begin.

     Annuity Options:  The four alternative methods to receive
Annuity Payments available under the Contract.

     Annuity Payments: Payments made after retirement to Annuitants pursuant to the Contract.

     Annuity Period: The period of time between commencement of Annuity Payments and the payment of the last Annuity Payment due under the Contract.

     Annuity Unit: A measure used to calculate the amount of Annuity Payments.

     Contract: The master group contract between American Fidelity and a Contract Owner.

     Contract Owner: The entity to which a Contract is issued, which is normally the employer of Participants or an organization representing such employer.

     Participant: A person having an interest in a Contract through Premium Deposits, but who has not begun to receive Annuity Payments.

     Participant Account: The account we maintain for each Participant reflecting the Accumulation Units credited to the Participant.

     Premium Deposit: Money invested by or on behalf of Participants in a Contract.

                             SUMMARY

     The following information is a summary of some of the more important features of your Contract. More detailed information is contained in the corresponding sections of this Prospectus.

     The Contract. The Contract is a group deferred variable annuity policy issued by American Fidelity. It is a contract between the Contract Owner and American Fidelity, which is an insurance company. The Contract provides a means for investing on a tax deferred basis in Dual Strategy Fund. The Contract is designed for people seeking long-term tax deferred accumulation of assets, generally for retirement or other long-term purposes. The tax deferred feature is most attractive to people in high federal and state tax brackets. You should not become a Participant if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

     Like all deferred annuities, the Contract has two phases: the Accumulation Period and the Annuity Period. During the Accumulation Period, you invest money in your annuity on a pre-tax basis (subject to limitations explained under "Federal Tax Matters"), and your earnings accumulate on a tax deferred basis. Your earnings are based on the investment performance of Dual Strategy Fund. You can withdraw money from your Participant Account during the Accumulation Period; federal income tax and penalties may apply if you make withdrawals before age 59-1/2. The Annuity Period occurs when you begin receiving regular payments from your Participant Account. Among other factors, the amount of the payments you may receive during the Annuity Period will depend upon the amount of money you are able to accumulate in your Participant Account during the Accumulation Period.

     Dual Strategy Fund. Premium Deposits are used to purchase, at net asset value, shares of Dual Strategy Fund. Dual Strategy Fund has investment objectives and policies that are described in the accompanying prospectus for Dual Strategy Fund. You can make or lose money on your investment, depending upon market conditions.

     Annuity Provisions. You may receive monthly Annuity Payments from your Contract under an Annuity Option.

     Purchasing Accumulation Units. You may make Premium Deposits at any time during the Accumulation Period to increase the number of Accumulation Units in your Participant Account. The minimum initial Premium Deposit is $20 and the minimum Premium Deposit thereafter is $10. You must complete an application and make your first Premium Deposit to become a Participant. Accumulation Units are valued each business day based on the investment performance of Dual Strategy Fund after deduction of the mortality and expense risk charge.

     Expenses. There is a one-time fee of $15 deducted from the initial Premium Deposit of each Participant, and $.50 is deducted from each Premium Deposit. In addition, American Fidelity deducts sales, administrative expense and minimum death benefit expense charges from each Premium Deposit at the time of payment. These charges, as a percentage of Premium Deposits, are as follows: 3% sales charge, .25% administrative expense, and .75% minimum death benefit expense. The annual mortality and expense risk charge deducted from the average daily value of your Participant Account every year is .96025%.

     Some states require the payment of premium taxes on Premium
Deposits or Annuity Payments. Presently, premium taxes range from 0 to 4.0%.

     Because Separate Account A purchases shares of Dual Strategy Fund, the net assets of Separate Account A will reflect the investment advisory fee and portfolio expenses incurred by Dual Strategy Fund. Dual Strategy Fund pays its investment adviser, American Fidelity, an annual management and investment advisory fee of .50% of the value of the average daily net assets of Dual Strategy Fund.

     Withdrawals. You may make a withdrawal at any time during the Accumulation Period. There are no fees charged upon withdrawals. Under federal tax laws, there are limits to the amount you can withdraw, and you may also have to pay income tax and a tax penalty on any money you take out. If a withdrawal causes a Participant Account to have a remaining value of less than $1,000, we may redeem all your Accumulation Units and cancel your Participant Account. After a complete withdrawal, you may not establish a new Participant Account without our consent.

     Although the Contract has no "free-look" provision, you do have the right to withdraw all or part of the value of your Participant Account at any time without paying a withdrawal fee.

     Death Benefit. If you die during the Accumulation Period, the person you have selected as your beneficiary will receive a death benefit. In most cases, when you die, your beneficiary will receive the death benefit without going through probate.

     Federal Tax Matters. Generally, the Premium Deposits you make are excludable from your gross income, and earnings are not taxed until you make withdrawals. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59-1/2 when you take money out, you may be charged a federal tax penalty on the taxable amounts withdrawn, which in most cases is 10% on the taxable amounts. All payments during the Annuity Period are taxable.

     Inquiries. If you have any questions about your Contract or need more information, please contact us at:

                    American Fidelity Assurance Company
                    Annuity Services Department
                    P. O. Box 25523
                    Oklahoma City, OK  73125-0523
                    (800) 654-8489

                            FEE TABLE

Contract Owner Transaction Expenses (as a percentage of purchase payments)
  Sales Charges  . . . . . . . . . . . . . . . . . . . . . . . . . .3.00%
  Administrative Expense . . . . . . . . . . . . . . . . . . . . . .0.25%
  Minimum Death Benefit Expense  . . . . . . . . . . . . . . . . . .0.75%
  Deferred Sales Load  . . . . . . . . . . . . . . . . . . . . . . .None
  Surrender Fees . . . . . . . . . . . . . . . . . . . . . . . . . .None
  Exchange Fee . . . . . . . . . . . . . . . . . . . . . . . . . . .None

Per Payment Charge . . . . . . . . . . . . . . . . . . . . . . . . .$ 0.50
One-time Contract Certificate Fee  . . . . . . . . . . . . . . . . .$15.00

Separate Account A Annual Expenses (as a percentage of average account value)
  Mortality and Expense Risk Fees. . . . . . . . . . . . . . . . .  .96025%

Dual Strategy Fund Annual Expenses (as a percentage of its average net assets)
  Management Fee . . . . . . . . . . . . . . . . . . . . . . . . .  .50000%


     The purpose of the fee table is to show you the various costs and expenses that you will bear directly or indirectly. The table reflects the expenses of both Separate Account A and Dual Strategy Fund. For a more complete explanation of each of the expense components, see "Expenses" in this Prospectus as well as the description of expenses of Dual Strategy Fund in the accompanying prospectus. Premium taxes are not shown in the fee table, but may be charged by some states on purchase payments or amounts annuitized.

Example

     If you surrender your Contract or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

          1 year         3 years   5 years      10 years
          ------         -------   -------      --------
            $69            $99       $131         $221

     This example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the example is not an estimate or guarantee of future performance. Under federal income tax laws, a penalty tax may be assessed upon withdrawal of amounts accumulated under a Contract prior to commencement of Annuity Payments.

                 CONDENSED FINANCIAL INFORMATION

     The following table shows Accumulation Unit values and the number of Accumulation Units outstanding as of the dates indicated. The information is derived from the financial statements of Separate Account A's predecessor, American Fidelity Variable Annuity Fund A. Accumulation Unit values have been adjusted to reflect what they would have been if Separate Account A had operated as a unit investment trust investing in Dual Strategy Fund for all the periods shown, with the operation of Dual Strategy Fund having been as currently reported in the accompanying prospectus of Dual Strategy Fund and in its statement of additional information.

                      1997      1996      1995     1994      1993     1992     1991     1990     1989     1988
Accumulation Unit value:
  Beginning of year $15.148   $12.051   $ 8.995   $9.617    $9.035   $8.808   $6.890   $6.492   $5.101   $4.601
  End of year       $19.238   $15.148   $12.051   $8.995    $9.617   $9.035   $8.808   $6.890   $6.492   $5.101

Number of Accumulation
  Units outstanding at
  end of year (in
  000's)              7,044     6,443     5,997    5,616     5,114    4,644    4,268    4,041    3,806    3,840

The Accumulation Unit values at the beginning of 1998 and at June
30, 1998 were $19.238 and $22.442, respectively, with 7,393,375
Accumulation Units outstanding at the end of the period.

                           PERFORMANCE

     Separate Account A may from time to time advertise performance in sales literature, advertisements and reports to Contract Owners. Performance will be calculated on the basis of total return and average annual total return for various time periods, with all sales charges and other expenses deducted from investment results. Performance calculations do not reflect the deduction of any premium taxes. Any past performance results are not an indication of future results. Further information regarding Separate Account A's performance is contained in the SAI.

   AMERICAN FIDELITY, SEPARATE ACCOUNT A AND DUAL STRATEGY FUND

American Fidelity

     American Fidelity Assurance Company is an Oklahoma stock life insurance company incorporated under the laws of the State of Oklahoma in 1960. Its principal executive offices are located at 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106, telephone number (405) 523-2000. American Fidelity is licensed to conduct life, annuity and accident and health insurance business in 49 states and the District of Columbia.

     American Fidelity has been a wholly owned subsidiary of American Fidelity Corporation since 1974. The stock of American Fidelity Corporation is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership, whose managing general partners are William M. Cameron, William E. Durrett, Edward C. Joullian, III, John W. Rex and Theodore M. Elam. The address of both American Fidelity Corporation and Cameron Enterprises, A Limited Partnership is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106. American Fidelity served as the investment adviser to Separate Account A's predecessor, American Fidelity Variable Annuity Fund A, and is presently the investment adviser to Dual Strategy Fund.

     Like other financial and business organizations and individuals around the world, Separate Account A and Dual Strategy Fund could be adversely affected if the computer systems used by American Fidelity and its service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." We have had a formal project team (including 22 information systems professionals) working to correct the problem since 1996. In the briefest terms, the correction is to change all date-related fields in our computer systems to four digits instead of two digits. At the same time, all relationships with systems outside American Fidelity must be checked for the same change and all must be tested to determine that relationships continue to be compatible. Those systems tested on December 31, 1997 and went through year-end processing without incident. The final test of all systems will be run on December 31, 1998. Even though management of American Fidelity is expending considerable resources in a concerted effort to meet this technology-related threat, there is no guarantee that there will be no adverse impact on Separate Account A or Dual Strategy Fund of some sort as January 1, 2000 passes.

Separate Account A

     American Fidelity's Board of Directors adopted a resolution on May 7, 1968 to establish Separate Account A as a separate account under Oklahoma insurance law. Separate Account A operated under the name American Fidelity Variable Annuity Fund A and was organized as an open-end diversified management investment company with its own portfolio of securities. On January __, 1999, Separate Account A was reorganized to its present form as a unit investment trust. As part of the reorganization, the assets of the managed account were transferred intact to Dual Strategy Fund in exchange for shares of Dual Strategy Fund. Separate Account A is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. Separate Account A has no sub-accounts.

     The assets of Separate Account A are held in American Fidelity's name on behalf of Separate Account A and legally belong to American Fidelity. Under Oklahoma law, however, those assets may not be charged with liabilities arising out of other business activities of American Fidelity. All income, gains and losses, realized or unrealized, are credited to or charged against Separate Account A Contracts without regard to income, gains and losses of American Fidelity. American Fidelity is obligated to pay all benefits and make all payments under the Contracts.

Dual Strategy Fund

     Separate Account A invests exclusively in American Fidelity Dual Strategy Fund. As part of the reorganization of Separate Account A into a unit investment trust, effective January ___, 1999, its securities portfolio was transferred to Dual Strategy Fund, which is a newly established open-end diversified management investment company.

     Pursuant to a management and investment advisory agreement and subject to the authority of Dual Strategy Fund's Board of Directors, American Fidelity serves as Dual Strategy Fund's investment adviser and conducts the business and affairs of Dual Strategy Fund. American Fidelity has engaged Lawrence W. Kelly & Associates, Inc. and Todd Investment Advisors, Inc. as sub-advisers to provide day-to-day portfolio management for Dual Strategy Fund.

     Dual Strategy Fund offers its shares to Separate Account A as a funding vehicle for the Contracts. Dual Strategy Fund does not offer its shares directly to the general public. In the future, Dual Strategy Fund shares may be offered to other separate accounts supporting other variable annuity contracts.

     Dual Strategy Fund's investment objectives are, first, long-term growth of capital and, second, the production of income. Dual Strategy Fund invests in a diversified portfolio consisting primarily of common stock. Meeting investment objectives depends on various factors, including how well the portfolio managers anticipate changing economic and market conditions. There is no assurance that Dual Strategy Fund will achieve its objectives.

     Additional information concerning Dual Strategy Fund can be found in the current prospectus for Dual Strategy Fund which accompanies this Prospectus. You should read Dual Strategy Fund's prospectus carefully before investing.

Voting Rights

     American Fidelity is the legal owner of the Dual Strategy Fund shares allocated to Separate Account A. However, we believe that when Dual Strategy Fund solicits proxies in conjunction with a shareholder vote, we are required to obtain from Contract Owners (based on instructions they receive from their respective Participants and Annuitants) instructions as to how to vote those shares. When we receive the instructions, we will vote all of the shares we own for the benefit of Separate Account A in proportion to those instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Substitution

     We cannot guarantee that Dual Strategy Fund will always be available for our variable annuity products. If it should not be available, we will try to replace it with a comparable fund. A substitution of shares attributable to the Contracts will not be made without prior notice to Contract Owners, Participants and Annuitants and the prior approval of the SEC in conformity with the Investment Company Act of 1940.

                           THE CONTRACT

     A group annuity is a contract between the Contract Owner, on behalf of its Participants, and an insurance company (in this case American Fidelity), where the insurance company promises to pay you (or someone else you choose) an income in the form of Annuity Payments beginning on a date chosen by you. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Period. Once you begin receiving Annuity Payments, your annuity is in the Annuity Period. If you or the Annuitant dies during the Accumulation Period, American Fidelity will pay a death benefit to your beneficiary.

  The Contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you take money out of your Contract.

  The Contract is called a variable annuity because, depending upon market conditions, you can make or lose money invested in Dual Strategy Fund. The amount of money you are able to accumulate in your Participant Account during the Accumulation Period and the Annuity Payments you will be entitled to receive depend in large part upon the investment performance of Dual Strategy Fund.

  The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time you become a Participant in the Contract unless changed at a later date. If the beneficiary and the Participant or Annuitant, as applicable, die at the same time, we will assume that the beneficiary died first for purposes of payment of the death benefit. You can name any beneficiary to be an irrevocable beneficiary. The interest of an irrevocable beneficiary cannot be changed without his or her consent.

  You can change the beneficiary at any time during the Annuitant's life. To do so, you need to send a request to our home office. The request must be on a form we accept. The change will go into effect when signed, subject to any payments we make or actions we take before we record the change. A change cancels all prior beneficiaries, except a change will not cancel any irrevocable beneficiary without his or her consent. The interest of the beneficiary will be subject to any Annuity Option in effect at the Annuitant's death.

  American Fidelity may change the Contract at any time if required by state or federal laws. After a Contract has been in force for three years, we may change any term of the Contract except that benefits already earned by Participants cannot be decreased and guaranteed monthly life incomes cannot be decreased. We will notify Contract Owners of any change at least 90 days before a change will take effect.

                        ANNUITY PROVISIONS

Annuity Date

  You may receive regular monthly income payments (Annuity Payments) under your Contract. You may choose the month and year in which those payments begin. We call that date the Annuity Date. You may select an Annuity Date at any time during the Accumulation Period. You must notify us of this date at least 30 days prior to the date you want your Annuity Payments to begin. Prior to the Annuity Date, you may change the Annuity Date by written request. Any change must be requested at least 30 days prior to the new Annuity Date. Your Annuity Date must be the first day of a calendar month. The Annuity Date may not be later than the earliest to occur of the distribution date required by federal law, the Contract Owner's tax-qualified plan or, if applicable, state law.

Selection of an Annuity Option

  If the value of your Participant Account is at least $1,000, you may choose among income plans. We call those Annuity Options. If your Account is less than $1,000, we reserve the right to pay you the amount of your Participant Account in one lump sum. An election to receive Annuity Payments under an Annuity Option must be made at least 30 days prior to the Annuity Date. If no option is selected, Option 2 with 120 monthly payments guaranteed will automatically be applied. Once an Annuity Option has been selected, you may not change to another Annuity Option. Prior to the Annuity Date, you may change the Annuity Option selected by written request. Any change must be requested at least 30 days prior to the Annuity Date. If an option is based on life expectancy, we will require proof of the payee's date of birth.

Annuity Payments

  Annuity Payments are paid in monthly installments, although we have the right to change the frequency of payments. Should Annuity Payments become less than $20, we may change the payment interval to result in payments of at least $20. Annuity Payments may be made on a variable basis (which means they will be based on the investment performance of Dual Strategy Fund) and/or on a fixed basis (which means Annuity Payments are fixed as of the Annuity Date applying an annual rate of interest of 4%). Depending on your election, the value of your Participant Account (adjusted for any taxes) will be applied to provide the Annuity Payment. If you choose to have any portion of your Annuity Payments based on a variable Annuity Option, the dollar amount of your payment will depend upon three things: (1) the value of your Participant Account on the Annuity Date, (2) the assumed investment rate used in the annuity table for the Contract, and (3) the performance of Dual Strategy Fund. The assumed investment rate will be 4.5%. If the actual performance exceeds the 4.5% assumed rate, your Annuity Payments will increase. Similarly, if the actual rate is less than 4.5%, your Annuity Payments will decrease. The amount of the first Annuity Payment will depend on the Annuity Option elected and the age of the Annuitant at the time the first payment is due.

Annuity Options

  You may choose one of the following Annuity Options.  After
Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. Life Variable Annuity: We will make monthly payments during the life of the Annuitant. If this option is elected, payments will stop when the Annuitant dies.

OPTION 2. Life Variable Annuity with Payments Certain: We will make monthly payments for the guaranteed period selected during the life of the Annuitant. When the Annuitant dies, any amounts remaining under the guaranteed period selected will be distributed to the beneficiary at least as rapidly as they were being paid as of the date of the Annuitant's death. If the beneficiary dies before the end of the guaranteed period, the present value of the remaining payments will be paid to the estate of the beneficiary based on an annual compound interest rate of 3-1/2%. The guaranteed period may be 10 years, 15 years or 20 years.

OPTION 3. Unit Refund Life Variable Annuity: We will make monthly payments during the lifetime of the Annuitant. Upon the Annuitant's death, we will make an additional payment equal to the value at the date of death of the number of Variable Annuity Units equal to the excess, if any, of (a) the total amount applied under this option divided by the Variable Annuity Unit value on the Annuity Date over (b) the Variable Annuity Units represented by each Annuity Payment multiplied by the number of Annuity Payments paid prior to death.

OPTION 4. Joint and Survivor Annuity: We will make monthly payments during the joint lifetime of the Annuitant and a joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant based on 66 % of the Annuity Payment in effect during the joint lifetime. If the joint Annuitant is not the Annuitant's spouse, this Annuity Option may not be selected if, as of the Annuity Date, the present value of the Annuity Payments which would be payable to the joint Annuitant exceeds 49% of the present value of all payments payable to the Annuitant and the joint Annuitant.

OTHER OPTIONS. A Participant has the further option to elect forms of fixed annuities having essentially the same characteristics as Annuity Options 1 through 4 above.

                  PURCHASING ACCUMULATION UNITS

Premium Deposits

  A Premium Deposit is the money you give us to increase the number of Accumulation Units in your Participant Account. You may make Premium Deposits at any time during the Accumulation Period. You may increase, decrease or change the frequency of such payments. The first Premium Deposit must be at least $20, and after that each Premium Deposit must be at least $10. If in any year a Participant makes no Premium Deposits, the Contract will not lapse with respect to the Participant. We reserve the right to reject any application or Premium Deposit. We may deduct amounts from Premium Deposits for premium taxes, if any.

  Once we receive your Premium Deposit and application, we will issue you a certificate evidencing your participation in the Contract and invest your first Premium Deposit within two business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within five business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. We will credit your subsequent Premium Deposits to your Participant Account within one business day. If we receive a Premium Deposit by 3:00 p.m., Central Time, we will apply same-day pricing to determine the number of Accumulation Units to credit to your account.

Accumulation Units

  The value of your Participant Account will go up or down depending upon the investment performance of Dual Strategy Fund. The value of your Participant Account will also depend on the expenses of Separate Account A. In order to keep track of the value of your Participant Account, we use a measurement called an Accumulation Unit. During the Annuity Period, we call the unit an Annuity Unit.

  Every business day we determine the value of an Accumulation
Unit by multiplying the Accumulation Unit value for the previous period by a factor for the current period.  The factor, which we call the net investment factor, is determined by:

1. dividing the value of a Dual Strategy Fund share at the end of the current period by the value of a Dual Strategy Fund share for the previous period, and

2. subtracting from that amount the mortality and expense risk charge.

The value of an Accumulation Unit may go up or down from day to day.

  When you make a Premium Deposit, we credit your Participant Account with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the net Premium Deposit (after deduction of 4% to cover sales, administrative and maximum death benefit charges and $.50 per Premium Deposit) by the value of the Accumulation Unit. A $15 Contract certificate issuance fee will also be deducted from the first Premium Deposit.

  We calculate the value of an Accumulation Unit after the New
York Stock Exchange closes, currently 4:00 p.m., Eastern Time, on each day American Fidelity is open for business and then credit your Participant Account accordingly.

Example:

On Thursday we receive an additional Premium Deposit of $100 from you. At 3:00 p.m., Central Time, on that Thursday, we determine that the value of an Accumulation Unit is $20.25. We then divide $95.50 by $20.25 and credit your Participant Account on Thursday night with 4.72. Accumulation Units.

  The value of a Participant's individual account at any time prior to commencement of Annuity Payments is determined by multiplying the total number of Accumulation Units credited to his or her account by the current Accumulation Unit value. Each Participant is advised semiannually of the number of Accumulation Units credited to his or her account, the current Accumulation Unit value, and the total value of the account.

                             EXPENSES

  There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are explained below.

Sales Charge

  We deduct 3% from each Premium Deposit received as a sales charge. The sales charge is intended to recover all distribution expenses associated with marketing Contracts. In the event the sales charge is not adequate to recover all distribution expenses, the resulting "shortfall" is borne by American Fidelity. Any such shortfall amounts paid by us may consist, among other things, of proceeds derived from mortality and expense risk charges discussed below. The sales charge for lump sum or periodic payments of $2,000 or greater may be less than 3%, depending on the actual commission paid.

Insurance Charges

  Administrative Expenses. We deduct 1/4% of each Premium Deposit received to reimburse us for administrative expenses we incur in administering Contracts, including salaries, rent, postage, telephone, office equipment, printing, travel, and legal, actuarial and accounting fees. The deduction for administrative expenses for 1997 as a percentage of average account value was .046%.

  There is an additional administrative charge against each Premium Deposit of $.50 and a one-time certificate issuance fee of $15. The $.50 per payment deduction will not be increased until Premium Deposits on behalf of a Participant equal twice the amount of Premium Deposits made during the first year of participation. The deduction may be increased on Premium Deposits in excess of such amount.

  Minimum Death Benefit.  A deduction of  % of each Premium
Deposit is made for the minimum death payment. This deduction is not applicable after a Participant attains age 65.

  Mortality and Expense Risk. American Fidelity assumes the risk that the actuarial estimate of mortality rates among variable annuitants may be erroneous and the reserves based on such estimate will not be sufficient to meet annuity payment obligations. For mortality and expense risks assumed, American Fidelity receives
 .96025% on an annual basis (.0026308% for each one-day valuation period) of average account value. Of this amount, .85% is for mortality risks and .11025% is for expense risks.

Premium Taxes

  Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. American Fidelity is responsible for the payment of these taxes and will make a deduction from the value of your Participant Account for them. Some of these taxes are due when Premium Deposits are made; others are due when Annuity Payments begin. It is our current practice to pay any premium taxes when they become payable to the states. Premium taxes presently range from 0% to 4%, depending on the state.

Income Taxes

  American Fidelity will deduct from each Contract any income taxes which it may incur because of the Contract. Currently, American Fidelity is not making any such deductions.

Dual Strategy Fund Expenses

  There are deductions from and expenses paid out of the assets of Dual Strategy Fund which are described in the attached prospectus for Dual Strategy Fund.

                           WITHDRAWALS

  Prior to commencement of Annuity Payments, you may withdraw cash by redeeming all or a portion of the Accumulation Units in your Participant Account. The redemption value of a Participant's Account is equal to the Accumulation Unit value under the account next computed after the request for redemption is received by American Fidelity. There is no assurance that the redemption value of your Participant Account will equal or exceed the aggregate amount of Premium Deposits at any time. There are no administrative fees for withdrawals.

  A partial redemption will result in a reduction of the Accumulation Units in your Participant Account. The reduction in the number of Accumulation Units will equal the amount withdrawn divided by the applicable Accumulation Unit value next computed after receipt of the redemption request. If a partial redemption reduces the value of your Participant Account to less than $1,000, we may pay you cash equal to the value of all Accumulation Units in the account and cancel your account. After full redemption and cancellation of a Participant's Account, no further Premium Deposits may be made on behalf of the Participant without our consent.

  A Participant's request for redemption should be submitted to us in writing. A redemption request requires the signature of the person in whose name the Participant Account is registered, signed exactly as the name appears on American Fidelity's register. In certain instances, we may require additional documents such as trust instruments, death certificates, appointments as executor or administrator, or certificates of corporate authority. All proper redemption requests received before 3:00 p.m., Central Time, will receive same-day pricing.

  Payment for Accumulation Units redeemed are made within three business days after our receipt of a properly tendered request. Redemption rights may be suspended or payment postponed at times when the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; when an emergency exists as a result of which disposal by Dual Strategy Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for Dual Strategy Fund to determine the value of its net assets; or for such other periods as the SEC may by order permit for the protection of Participants. We may delay the mailing of a redemption check for recently purchased Accumulation Units until such time as the payment check has cleared.

  We are required by federal income tax law to restrict certain withdrawals. In addition, certain adverse tax consequences may result from withdrawals, as explained below under "Federal Tax
Matters."

                          DEATH BENEFIT

  In the event of a Participant's death prior to commencement of Annuity Payments, death proceeds are payable to a named beneficiary in an amount equal to (1) the value of the Participant's Account as of the valuation date (the date on which we have received both written notice of death and the beneficiary's written instructions) or (2) if greater and if the Participant's death occurs prior to age 65, 100% of the total Premium Deposits made by the Participant, less any redemptions. Payments normally are made within seven days of receipt of such notice.

  If the Participant dies during the Annuity Period, we will pay any remaining guaranteed payments to (1) the Participant's beneficiary or (2) the Participant's estate, if no beneficiary survives. Any payments made to a beneficiary must be on a payment schedule at least as rapid as that made to the Participant.

  A beneficiary who is the spouse of a deceased Participant may choose to receive the death benefit in any form that the Participant could have chosen to receive Annuity Payments. Federal tax law requires that annuity contracts issued after January 18, 1985 restrict the length of time over which non-spouse beneficiaries may elect to receive death benefit proceeds. Contracts issued after this date provide that non-spouse beneficiaries must either take a total distribution within five years of the death of the Participant or, within one year of the Participant's death, begin Annuity Payments under an Annuity Option for a period not to exceed the expected lifetime of the beneficiary.

                       FEDERAL TAX MATTERS

  The following description of federal income tax consequences under the Contracts is not exhaustive, and special rules may apply to situations not discussed herein. For further information, consult a qualified tax adviser before establishing any retirement program.

General

  Annuity contracts are a means of setting aside money for future needs--usually retirement. Congress has recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the "Code") for annuities. Basically, these rules provide that you will not be taxed on the money you contribute under your Contract and/or the earnings on your contributions until you receive a distribution from your Contract. There are different rules regarding how you will be taxed depending upon how you take money out from your Contract.

Taxes Payable by Participants and Annuitants

  The Contracts offered by this Prospectus are used with retirement programs which receive favorable tax deferred treatment under Federal income tax law. Increases in the value of a Participant's account are not subject to income tax until annuity payments commence, at which time the amount of each payment is considered as ordinary income.

  Annuity Payments or other amounts received under all Contracts generally are subject to some form of federal income tax withholding. The withholding requirement will vary among recipients depending on the type of program, the tax status of the individual and the type of payments from which taxes are withheld. Additionally, Annuity Payments or other amounts received under all Contracts may be subject to state income tax withholding requirements.

Section 403(b) Annuities for Employees of Certain
  Tax-Exempt Organizations or Public Educational Institutions

  Premium Deposits. Under Section 403(b) of the Code, payments made by tax-exempt organizations meeting the requirements of
Section 501(c)(3) of the Code and public educational institutions to purchase annuity Contracts for their employees are excludable from the gross income of employees to the extent that the aggregate Premium Deposits do not exceed the limitations prescribed by
Section 402(g), Section 403(b)(2) and Section 415 of the Code.
This gross income exclusion applies to employer contributions and voluntary salary reduction contributions.

  An individual's voluntary salary reduction contributions under
Section 403(b) are generally limited to $9,500. Additional catch-up contributions are permitted under certain circumstances. Combined employer and salary reduction contributions are generally limited to the individual's "exclusion allowance." An employee's exclusion allowance for a taxable year is equal to 20% of includible compensation times years of service, minus amounts previously excludable from the employee's gross income. In addition, employer contributions must comply with various nondiscrimination rules; these rules may have the effect of further limiting the rate of employer contributions for highly compensated employees.

  Taxation of Distributions. Distributions of voluntary salary reduction amounts are restricted. The restrictions apply to amounts accumulated after December 31, 1988 (including voluntary contributions after that date and earnings on prior and current voluntary contributions). These restrictions require that no distributions will be permitted prior to one of the following events: (1) attainment of age 59-1/2, (2) separation from service, (3) death, (4) disability, or (5) hardship (hardship distributions are limited to the amount of salary reduction contributions, not including any earnings).

  Other distributions from a Section 403(b) annuity Contract are taxed as ordinary income to the recipient in accordance with
Section 72 of the Code. Distributions received before the recipient attains age 59-1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are excepted from this penalty tax, including distributions following
(1) death, (2) disability, (3) separation from service during or after the year the Participant reaches age 55, (4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and beneficiary), and (5) distributions in excess of tax deductible medical expenses.

  Required Distributions. Generally, distributions from Section 403(b) annuities must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70-1/2 or the calendar year in which the Participant retires. Such distributions must be made over a period that does not exceed the life expectancy of the Participant (or the Participant and beneficiary). If a Participant dies prior to the commencement of Annuity Payments, the amount accumulated under the account must be distributed within five years or, if distributions to a beneficiary designated under the account start within one year of the Participant's death, distributions are permitted over the life of the beneficiary or over a period not extending beyond the beneficiary's life expectancy. If the designated beneficiary is the Participant's surviving spouse, the beneficiary must commence receiving benefits on or before the later of the end of the calendar year in which the deceased spouse would have attained age 70-1/2 or the end of the calendar year following the year in which the Participant died. If the Participant has started receiving annuity distributions prior to his or her death, distributions must continue at least as rapidly as under the method in effect at the date of death. A penalty tax of 50% will be imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

  Tax-Free Transfers and Rollovers.  The Internal Revenue
Service has ruled (Revenue Ruling 90-24) that total or partial amounts may be transferred tax free between Section 403(b) annuity contracts and/or Section 403(b)(7) custodial accounts under certain circumstances. In addition, Section 403(b)(8) of the Code permits tax-free rollovers from Section 403(b) programs to IRAs or other
Section 403(b) programs under certain circumstances. Such a rollover must be completed within 60 days of receipt of the distribution. The portion of any distribution which is eligible to be rolled over to an IRA or another Section 403(b) program is subject to 20% federal income tax withholding unless the Participant elects a direct rollover of such distribution to an IRA or other Section 403(b) program.

Sections 401(a) and 403(a) Qualified Pension, Profit-Sharing or
Annuity Plans

  Premium Deposits. Premium Deposits made by an employer (or a self-employed individual) under a pension, profit-sharing or annuity plan qualified under Section 401(a) or Section 403(a) of the Code are excluded from the gross income of the employee for federal income tax purposes. Payments made by an employee generally are made on an after-tax basis unless they are made on a pre-tax basis by reason of Sections 401(k) or 414(h) of the Code.

  Taxation of Distributions. Distributions from Contracts purchased under qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions (which constitute "investment in the Contract"). However, if prior to January 1, 2000 an employee or the beneficiary receives a lump sum distribution, as defined in the Code, from an exempt employees' trust, the taxable portion of the distribution may be subject to special tax treatment. For most individuals receiving lump sum distributions after attainment of age 59-1/2, the rate of tax may be determined under a special 5-year income averaging provision. Those who attained age 50 by January 1, 1986 may instead elect to use a 10-year income averaging provision based on the income tax rates in effect for 1986. In addition, individuals who attained age 50 by January 1, 1986 may elect capital gains treatment for the taxable portion of a lump sum distribution attributable to years of service before 1974; such capital gains treatment has otherwise been repealed. Taxable distributions received from an account under a qualified plan prior to attainment of age 59-1/2 are subject to the same 10% penalty tax (and the same exceptions) as described with respect to Section 403(b) annuities.

  Required Distributions. The minimum distribution requirements for qualified plans are generally the same as described with respect to Section 403(b) annuities.

  Tax-Free Rollovers. The taxable portion of certain distributions from a plan qualified under Sections 401 or 403(a) may be transferred in a tax-free rollover to an individual retirement account or annuity or to another such plan. Such a rollover must be completed within 60 days of receipt of the qualifying distribution. The portion of any distribution which is eligible to be rolled over to an IRA or another Section 401(a) or 403(a) plan is subject to 20% federal income tax withholding unless the Participant elects direct rollover of such distribution to an IRA or other Section 401(a) or 403(a) plan.

Individual Retirement Annuities (IRAs)

  Regular IRAs

  Premium Deposits. Federal tax laws limit the extent to which individuals may make tax-deductible contributions for regular IRA Contracts. Deductible contributions equal to the lesser of $2,000 or 100% of compensation are permitted only for an individual who
(i) is (and whose spouse is not) an active participant in another retirement plan; (ii) is an active participant in another retirement plan, but is unmarried and has adjusted gross income in 1998 of $30,000 or less; (iii) is an active participant in another retirement plan, but is married and has adjusted gross income in 1998 of $50,000 or less; or (iv) is not an active participant in another retirement plan, but his or her spouse is an active participant in another retirement plan and has adjusted gross income of $150,000 or less. Such individuals may also establish an IRA for a spouse during the tax year if the combined compensation of both spouses is at least equal to the contributed amount. An individual who is an active participant in another retirement plan and whose adjusted gross income exceeds the cut-off point ($30,000 if unmarried and $50,000 if married) by less than $10,000 is entitled to make deductible IRA contributions in proportionately reduced amounts.

  An individual may make nondeductible IRA contributions to the extent of the excess of (i) the lesser of $2,000 or 100% of compensation over (ii) the IRA deduction limit with respect to the individual.

  Taxation of Distributions. Distributions from IRA Contracts are taxed as ordinary income to the recipient. In addition, a 10% penalty tax will be imposed on taxable distributions received before the year in which the recipient attains age 59-1/2, except that distributions made on account of death, disability or in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and beneficiary) are not subject to the penalty tax. In addition, early withdrawals for the purchase of a home by a first-time home buyer (subject to a $10,000 lifetime limit) or to pay qualified higher education expenses are not subject to penalty tax.

  Required Distributions. The minimum distribution requirements for IRA Contracts are generally the same as described with respect to Section 403(b) annuities, except that no amounts are exempted from the minimum distribution requirements and in all events such distributions must commence no later than April 1 of the calendar year following the calendar year in which the Participant attains age 70-1/2.

  Tax-Free Rollovers. Federal law permits funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing or annuity plan, or a Section 403(b) annuity Contract to an IRA Contract under certain conditions. Amounts accumulated under such a rollover IRA may subsequently be rolled over on a tax-free basis to another such plan or Section 403(b) annuity Contract. In addition, a tax-free rollover may be made from one IRA to another, provided that not more than one such rollover may be made during any twelve-month period. In order to qualify for tax-free treatment, all rollovers must be completed within 60 days after the distribution is received.

  Roth IRA

  Premium Deposits. The "Roth IRA" permits individuals to make nondeductible contributions and, if specific requirements are met, receive distributions that are tax free. The Roth IRA is an individual retirement account and is treated in the same manner as a regular IRA with certain exceptions. An individual can make an annual nondeductible contribution to a Roth IRA up to the lesser of $2,000 or 100% of the individual's annual compensation minus the aggregate amount of contributions for the tax year to all other IRAs maintained for the benefit of that individual. Unlike a regular IRA, active participation in an employer's qualified plan does not reduce the amount that an individual can contribute to a Roth IRA. The contribution that can be made to a Roth IRA is phased out for individuals with adjusted gross income of between $95,000 and $110,000, and for joint filers with combined adjusted gross income of between $150,000 and $160,000.

  Taxation of Distributions. Distributions from a Roth IRA are not includible in income if the contribution to which the distribution relates is a "qualified distribution." A "qualified distribution" is a distribution which is made on or after the recipient becomes age 59-1/2, on account of death or disability or for a qualified first-time home buyer expense. A distribution is not considered to be a "qualified distribution" if it is made within the five-year period beginning with the first tax year for which the individual made a contribution to a Roth IRA. A distribution is also not a "qualified distribution" for payments properly allocable to a "qualified rollover contribution" from a regular IRA if it is made within the five-year period beginning with the first tax year in which the rollover contribution was made.
Nonqualifying distributions from a Roth IRA are includible in income to the extent of earnings on contributions. Distributions that are attributable to contributions to a Roth IRA are received tax free, since these contributions were nondeductible.

  Required Distributions. Roth IRAs are not subject to minimum distribution rules before death.

  Tax-Free Rollovers. A tax-free rollover may be made to a Roth IRA from (a) another Roth IRA or (b) a regular IRA that meets the requirements for the exclusion of a rollover under Code Section 408(d)(3) if the taxpayer has adjusted gross income of not more than $100,000 and, if married, does not file a separate return.

  Simplified Employee Pension Plans

  Premium Deposits. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan ("SEP"). Employer contributions under a SEP, which generally must be made at a rate representing a uniform percent of the compensation of participating employees, are excluded from the gross income of employees for federal income tax purposes. Employer contributions to a SEP cannot exceed the lesser of $30,000 or 15% of an employee's compensation.

  Salary Reduction SEPs. Federal tax law allows employees of certain small employers to have contributions made to the SEP on their behalf on a salary reduction basis. These salary reduction contributions may not exceed $7,000 indexed for inflation. Employees of tax-exempt organizations are not eligible for this type of SEP. Additionally, only certain small employers who have SEPs that permitted salary reduction contributions on December 31, 1996 may continue to allow salary reduction contributions.

  Taxation of Distributions. SEP distributions are subject to taxation in the same manner as regular IRA distributions.

  Required Distributions. SEP distributions are subject to the same minimum required distribution rules applicable to regular
IRAs.

  Tax-Free Rollovers. Funds may be rolled over tax free from one SEP to another as long as the rollover is completed within 60 days after the distribution is received and is done no more frequently than once every twelve months.

Diversification

  The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. American Fidelity believes that Dual Strategy Fund is being managed so as to comply with the requirements.

                        OTHER INFORMATION

Distribution

  American Fidelity Securities, Inc., a wholly owned subsidiary of American Fidelity, acts as the distributor of the Contracts.

Legal Proceedings

  There are no material pending legal proceedings affecting
Separate Account A, Dual Strategy Fund, American Fidelity or
American Fidelity Securities, Inc.

Financial Statements

  The financial statements of Separate Account A and of American
Fidelity have been included in the SAI.

                       TABLE OF CONTENTS OF
               STATEMENT OF ADDITIONAL INFORMATION

                                                             Page

     General Information and History
     Performance Information
     Annuity Payments
     Federal Income Tax Considerations
     Underwriter
     Independent Accountants
     Legal Matters
     Financial Statements

               STATEMENT OF ADDITIONAL INFORMATION


               AMERICAN FIDELITY SEPARATE ACCOUNT A
                           (Registrant)

               AMERICAN FIDELITY ASSURANCE COMPANY
                           (Depositor)

     THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A
     PROSPECTUS.  IT SHOULD BE READ IN CONJUNCTION WITH THE
     PROSPECTUS DATED ___________, 1998 RELATING TO GROUP
     VARIABLE ANNUITY CONTRACTS.  FOR A COPY OF THE
     PROSPECTUS, WRITE OR CALL US AT

               American Fidelity Assurance Company
                          P.O. Box 25523
                Oklahoma City, Oklahoma 73125-0523
                          (800) 654-8489


  This Statement of Additional Information is dated __________,
1998.


                        TABLE OF CONTENTS

                                                             Page

         General Information and History
         Performance Information
         Annuity Payments
         Federal Income Tax Considerations
         Underwriter
         Independent Accountants
         Legal Matters
         Financial Statements

                 GENERAL INFORMATION AND HISTORY

     American Fidelity Assurance Company ("Company") was organized in the State of Oklahoma in 1960 and during its existence has never changed its name. Neither the sales of variable annuity contracts nor the sales of any other insurance product by the Company have ever been suspended by any state where the Company has done or is presently doing business.

     The Company is a wholly owned subsidiary of American Fidelity Corporation, an insurance holding company. The stock of American Fidelity Corporation is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership, an Oklahoma limited partnership ("CELP"). In accordance with the partnership agreement, management of the affairs of CELP is vested in five managing general partners: William M. Cameron, William E. Durrett, Edward C. Joullian, III, John W. Rex and Theodore M. Elam.

                     PERFORMANCE INFORMATION

Separate Account A's average annual total returns for the one, five and ten year periods ended June 30, 1998 were 20.11%, 18.75% and 15.55%, respectively. The average annual total return (T) is computed by equating the value at the end of the period (ERV) with a hypothetical initial investment of $1,000 (P) over a period of years (n) according to the following formula as required by the Securities and Exchange Commission: P(1 + T)**n = ERV.

     To calculate total return, an initial investment is multiplied by 96% (which gives effect to the 3.00% sales charge, 0.25% administrative fee and 0.75% minimum death benefit expense). The product is then reduced by the $0.50 per payment expense and the one-time contract certificate fee of $15. The resulting amount is divided by the Accumulation Unit value as of the first day of the period in order to determine the initial number of Accumulation Units purchased. The number of Accumulation Units purchased is multiplied by the Accumulation Unit value as of the end of the period in order to determine the ending value. The difference between the ending value and the initial investment divided by the initial investment converted to a percentage equals total return. Total return may be calculated for one, five and ten year periods and for other time periods. Separate Account A's total return for the one, five and ten year time periods ended June 30, 1998 was 20.11%, 136.11% and 324.51%, respectively.

     Separate Account A's returns for periods prior to its reorganization on January __, 1999 have been adjusted to reflect what they would have been if Separate Account A had operated as a unit investment trust investing in Dual Strategy Fund for all periods, with the operation of Dual Strategy Fund having been as currently reported in the prospectus of Dual Strategy Fund accompanying the Prospectus. Performance will fluctuate over time, and any past performance results are not an indication of future results.

     The following assumptions are reflected in computations of average annual total returns and in calculating total return: (1) reinvestment of dividends and other distributions, (2) a complete redemption at the end of any period illustrated and (3) no deduction for premium taxes.

                         ANNUITY PAYMENTS

Variable Annuity Payments

     A Participant may elect a variable annuity payout.  Variable
Annuity Payments reflect the investment performance of Dual
Strategy Fund during the Annuity Period. Variable Annuity Payments are not guaranteed as to dollar amounts.

     The Company will determine the first Annuity Payment by using the 4.5% annuity table in the Contract. It shows the dollar amount of the first monthly payment which can be purchased with each $1,000 of value in a Participant Account after deducting any applicable premium taxes.

     The value of a Participant Account is determined by multiplying the Participant's Accumulation Units by the Accumulation Unit value on the fourteenth day before the first
Annuity Payment. The first Annuity Payment varies according to the Annuity Option selected and the Participant's age.

     The Company will determine the number of Annuity Units payable for each payment by dividing the dollar amount of the first Annuity Payment by the Annuity Unit value on the Annuity Date. This sets the number of Annuity Units. The number of Annuity Units payable remains the same unless a Participant transfers a portion of the annuity benefit to a fixed annuity. The dollar amount is not fixed and will change from month to month.

     The dollar amount of Annuity Payments after the first payment is determined by multiplying the fixed number of Annuity Units per payment by the Annuity Unit value on the fourteenth calendar day preceding the payment date. The result is the dollar amount of the payment.

Annuity Unit

     The value of an Annuity Unit is determined by multiplying the value of an Annuity Unit for the immediately preceding period by the product of

     1. the net investment factor for the fourteenth calendar day prior to the valuation date for which the value is being determined, and

     2.  .9998794.

Variable Annuity Formulas

     The following formulas summarize the Annuity Payment calculations described above:

Number of Variable Annuity Units =    Dollar Amount of First Monthly Payment
                                   ---------------------------------------------
                                      Variable Annuity Unit Value on Date of
                                      First Payment

Annuity        Value of Annuity                   Net Investment Factor
Unit Value  =  Unit on Preceding  x  .9998794  x  for 14th Day Preceding
               Valuation Date                     Current Valuation Date

Dollar Amount         Number of                    Annuity Unit Value
of Second and      =  Annuity Units      x         for Period in Which
Subsequent Annuity    Per Payment                  Payment is Due
Payments

Fixed Annuity Payments

     The dollar amount of each fixed Annuity Payment will be at least as great as that determined in accordance with the 4% annuity table in the Contract. The fixed annuity provides a 4% annual guaranteed interest rate on all Annuity Options. The Company may pay or credit excess interest on a fixed annuity at its discretion.

                FEDERAL INCOME TAX CONSIDERATIONS

Note: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does does not guarantee the tax status of the policies. Purchasers bear the complete risk that the policies may not be treated as "Annuity Contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.
Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

     Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Participant is not taxed on increases in the value of his or her Participant Account until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the Participant's cost basis, which may be zero. The taxable portion of a lump sum payment is taxed at ordinary income tax rates.

     For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the Participant's cost basis (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the Participant's cost basis (adjusted for any period certain or refund feature) by the number of years over which the annuity is expected to be paid. Payments received after the Participant's investment has been recovered (i.e., when the total of the excludable amounts equal the Participant's investment) are fully taxable. The taxable portion is taxed at ordinary income rates. Participants, Annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

     The Company is taxed as a life insurance company under the Code. For federal income tax purposes, Separate Account A is not a separate entity from the Company, and its operations form a part of the Company.

Diversification

     Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Participant with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

     On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

     The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

     The Company intends that Dual Strategy Fund will be managed in such a manner as to comply with these diversification requirements.

Income Tax Withholding

     All distributions or the portion thereof which is includible in the gross income of the Participant are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Participant, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

     Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e., returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Qualified Plans

     The Contracts offered by the Prospectus are designed to be suitable for use under various types of qualified plans. Because of the minimum Premium Deposit requirements, the Contracts may not be appropriate for some periodic payment retirement plans.
Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Participants, Annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Participants, Annuitants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. The Prospectus, under "Federal Tax Matters," describes the types of qualified plans with which the Contract may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to participating in a Contract issued under a qualified plan.

     Contracts issued pursuant to qualified plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified policies.

                           UNDERWRITER

     The Contracts are offered on a continuous basis by the Company's wholly owned subsidiary, American Fidelity Securities, Inc. ("AFS"), 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106. AFS may also serve as an underwriter and distributor of other separate accounts of the Company. The aggregate underwriting commissions paid to and retained by AFS for 1995, 1996 and 1997 were $256,000, $312,800 and $449,200, respectively.

                     INDEPENDENT ACCOUNTANTS

     The financial statements of the Company and Separate Account A included in this Statement of Additional Information have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in its reports appearing below. KPMG Peat Marwick LLP's address is 700 Oklahoma Tower, Oklahoma City, Oklahoma 73102.

                          LEGAL MATTERS

     McAfee & Taft A Professional Corporation, Oklahoma City,
Oklahoma, has provided advice on certain matters relating to the federal securities and income tax laws applicable to the Contracts.

                       FINANCIAL STATEMENTS

     The following financial statements appear hereafter:

American Fidelity Separate Account A
     Independent Auditors' Report
     Statement of Assets and Liabilities as of January __, 1998
     Notes to Statement of Assets and Liabilities

American Fidelity Assurance Company and Subsidiaries
     Independent Auditors' Report
     Consolidated Balance Sheets as of December 31, 1997 and 1996
     Consolidated Statements of Income for the Years Ended December
       31, 1997, 1996 and 1995
     Consolidated Statements of Stockholder's Equity for the Years Ended
       December 31, 1997, 1996 and 1995
     Consolidated Statements of Cash Flows for the Years Ended
       December 31, 1997, 1996 and 1995
     Notes to Consolidated Financial Statements

     The consolidated financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in Separate Account A.

         [financial statements to be filed by amendment]

                              PART C

                        OTHER INFORMATION

Item 24 -- Financial Statements and Exhibits

     (a)  Financial Statements

     The following financial statements will be filed by amendment:

American Fidelity Separate Account A

     Independent Auditors' Report
     Statement of Assets and Liabilities as of January __, 1998
     Notes to Statement of Assets and Liabilities

American Fidelity Assurance Company and Subsidiaries

     Independent Auditors' Report
     Consolidated Balance Sheets as of December 31, 1997 and 1996 Consolidated Statements of Income for the Years Ended December
       31, 1997, 1996 and 1995
     Consolidated Statements of Stockholder's Equity for the Years
       Ended December 31, 1997, 1996 and 1995
     Consolidated Statements of Cash Flows for the Years Ended
       December 31, 1997, 1996 and 1995
     Notes to Consolidated Financial Statements

     (b)  Exhibits

Exhibit
Number
-------
1.1  -    Resolution adopted by the Board of Directors of American
          Fidelity on May 7, 1968, authorizing establishment of the Registrant.

1.2  -    Resolution adopted by the Board of Directors of American
          Fidelity on April 6, 1998, authorizing reorganization of the Registrant as a unit investment trust.

1.3  -    Resolution adopted by the Board of Managers of the
          Registrant on March 19, 1998, authorizing reorganization of the Registrant as a unit investment trust.

2   -     Not applicable.

3   -     Underwriting Contract between the Registrant and American
          Fidelity Securities, Inc. dated December 20, 1972.

4.1  -    Form of Variable Annuity Master Contract.

4.2  -    Form of Variable Annuity Contract Certificate.

5   -     Forms of Variable Annuity Application.

6.1  -    Articles of Incorporation of American Fidelity and all
          amendments through November 4, 1987.

6.2  -    Amended and Restated Bylaws of American Fidelity dated
          November 24, 1997.  Incorporated herein by reference to
          Exhibit 8.2 to Post-Effective Amendment No. 42 to the
          Registrant's Form N-3 (No. 2-30771).

7  -      Not applicable.

8  -      Form of Fund Participation Agreement between the
          Registrant and American Fidelity.

9  -      Opinion and Consent of Counsel.

10*  -    Independent Auditors' Consent.

11  -     Not applicable.

12  -     Not applicable.

13  -     Schedule for computation of performance quotations.

14  -     Not applicable.

15  -     American Fidelity organization chart.

16  -     Power of Attorney.

____________________

*  To be filed by amendment.


Item 25 -- Directors and Officers of the Depositor

Name and Principal
 Business Address
Positions and Offices
    with Depositor
-------------------------
Lynda L. Cameron
2000 N. Classen Boulevard
Oklahoma City, OK   73106
Director

William M. Cameron
2000 N. Classen Boulevard
Oklahoma City, OK  73106
Chairman and Chief
Executive Officer, Director

David R. Carpenter
2000 N. Classen Boulevard
Oklahoma City, OK  73106
Senior Vice President, Treasurer

William E. Durrett
2000 N. Classen Boulevard
Oklahoma City, OK  73106
Senior Chairman, Director

Stephen P. Garrett
2000 N. Classen Boulevard
Oklahoma City, OK  73106
Senior Vice President, Secretary

William A. Hagstrom
800 Research Parkway
Oklahoma City, OK  73104
Director

Edward C. Joullian, III
2000 N. Classen Boulevard
Oklahoma City, OK  73106
Director

Kenneth D. Klehm
2000 N. Classen Boulevard
Oklahoma City, OK  73106
Senior Vice President

Alfred L. Litchenburg
2000 N. Classen Boulevard
Oklahoma City, OK  73106
Senior Vice President

David R. Lopez
800 N. Harvey, Room 300
Oklahoma City, OK  73102
Director

Paula Marshall-Chapman
2745 East 11th Street
Tulsa, OK  74104
Director

John W. Rex
2000 N. Classen Boulevard
Oklahoma City, OK  73106
President, Chief Operating Officer,
Director

Galen P. Robbins, M.D.
3433 N.W. 56th
Oklahoma City, OK  73112
Director

John D. Smith
3400 Peach Tree Road, Suite 831
Atlanta, GA  30326
Director

Item 26 -- Persons Controlled by or Under Common Control with the
Insurance Company or Registrant

     The Company's organization chart is included as Exhibit 15. The subsidiaries of American Fidelity reflected in the organization chart are included in the consolidated financial statements of American Fidelity in accordance with generally accepted accounting principles.

Item 27 -- Number of Contract Owners

     As of November 9, 1998, there were 2,013 Contract Owners of qualified contracts offered by the Registrant.

Item 28 -- Indemnification

     The Bylaws of the Company (Article VIII, Section 3) generally provide that the Company shall indemnify its directors, officers, employees and agents, as well as any person serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liabilities incurred in acting in any such capacity if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action, if they had no reasonable cause to believe their conduct was unlawful. Indemnification of these persons is also provided for derivative actions. See the Company's Bylaws filed as Exhibit 6.2 to this registration statement.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29 -- Principal Underwriters

     (a) American Fidelity Securities, Inc. is the sole underwriter for the Registrant, American Fidelity Separate Account B and American Fidelity Dual Strategy Fund, Inc.

     (b)  Director and officer information for American Fidelity
Securities, Inc. is as follows:

Name and Principal
 Business Address
Positions and Offices
  with Underwriter
----------------------------

David R. Carpenter
P. O. Box 25523
Oklahoma City, OK  73125
Director, Chairman, President, Chief
Executive Officer, Treasurer, Chief Financial Officer and
Registered Limited Principal

Marvin R. Ewy
P. O. Box 25523
Oklahoma City, OK  73125
Director, Vice President, Secretary,
Chief Compliance Officer and Registered
Limited Principal

Nancy K. Steeber
P. O. Box 25523
Oklahoma City, OK  73125
Director, Vice President, Operations
Officer and Registered Limited Principal

     (c) The net underwriting discounts and commissions received by American Fidelity Securities, Inc. in 1997 were $449,200, representing the 3% sales fee deducted from premium deposits to the Registrant. It received no other compensation from or on behalf of the Registrant during the year.

Item 30 -- Location of Accounts and Records

     The name and address of the person who maintains physical possession of the accounts, books and other documents of the Registrant required by Section 31(a) of the Investment Company Act of 1940 are:

                        David R. Carpenter
               Senior Vice President and Treasurer
               American Fidelity Assurance Company
                    2000 N. Classen Boulevard
                  Oklahoma City, Oklahoma 73106

Item 31 -- Management Services

     Not applicable.

Item 32 -- Undertakings

     The Registrant hereby undertakes to:

     (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

     (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     American Fidelity hereby represents that the fees and charges deducted under the Variable Annuity Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American
Fidelity.

                            SIGNATURES

As required by the Securities Act of 1933 and the Investment
Company Act of 1940, the Registrant has caused this Registration
Statement to be signed on its behalf, in the city of Oklahoma City and State of Oklahoma on this 24th day of November, 1998.

                              AMERICAN FIDELITY SEPARATE ACCOUNT A
                              (Registrant)
                              By: American Fidelity Assurance Company
                                  (Depositor)

                              By JOHN W. REX
                                 John W. Rex, President

                              AMERICAN FIDELITY ASSURANCE COMPANY
                              (Depositor)

                              By JOHN W. REX
                                 John W. Rex, President


As required by the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities indicated on November 24, 1998.

Signature
Title
-------------------

WILLIAM M. CAMERON
William M. Cameron
Chairman, Chief Executive Officer
and Director (Principal Executive Officer)

WILLIAM E. DURRETT
William E. Durrett
Senior Chairman and Director

LYNDA L. CAMERON
Lynda L. Cameron
Director

JOHN W. REX
John W. Rex
Director, President and
Chief Operating Officer

EDWARD C. JOULLIAN, III
Edward C. Joullian, III
Director

GALEN P. ROBBINS, M.D.
Galen P. Robbins, M.D.
Director

JOHN D. SMITH
John D. Smith
Director

WILLIAM A. HAGSTROM
William A. Hagstrom
Director

DAVID R. LOPEZ
David R. Lopez
Director

PAULA MARSHALL-CHAPMAN
Paula Marshall-Chapman
Director

DAVID R. CARPENTER
David R. Carpenter
Senior Vice President, Controller
and Treasurer (Principal Financial
and Accounting Officer)

                              EXHIBIT INDEX

Exhibit
No.          Description                     Method of Filing
-------      -----------                     ----------------

1.1  Resolution adopted by the Board of      Filed Herewith Electronically
     Directors of American Fidelity on
     May 7, 1968, authorizing establishment
     of the Registrant.

1.2  Resolution adopted by the Board of      Filed Herewith Electronically
     Directors of American Fidelity on
     April 6, 1998, authorizing reorgan-
     ization of the Registrant as a
     unit investment trust.

1.3  Resolution adopted by the Board of      Filed Herewith Electronically
     Managers of the Registrant on
     March 19, 1998, authorizing reorgan-
     ization of the Registrant as
     a unit investment trust.

2    Not applicable

3    Underwriting Contract between the       Filed Herewith Electronically
     Registrant and American Fidelity
     Securities, Inc. dated
     December 20, 1972.

4.1  Form of Variable Annuity Master         Filed Herewith Electronically
     Contract.

4.2  Form of Variable Annuity Contract       Filed Herewith Electronically
     Certificate.

5    Forms of Variable Annuity Application.  Filed Herewith Electronically

6.1  Articles of Incorporation of American   Filed Herewith Electronically
     Fidelity and all amendments through
     November 4, 1987.

6.2  Amended and Restated Bylaws of          Incorporated by Reference
     American Fidelity dated
     November 24, 1997.

7    Not applicable

8    Form of Fund Participation Agreement    Filed Herewith Electronically
     between the Registrant and
     American Fidelity.

9    Opinion and Consent of Counsel.         Filed Herewith Electronically

10*  Independent Auditors' Consent.

11   Not applicable.

12   Not applicable.

13   Schedule for computation of             Filed Herewith Electronically
     performance quotations.

14   Not applicable.

15   American Fidelity organization chart.   Filed Herewith Electronically

16   Power of Attorney.                      Filed Herewith Electronically
____________________

*  To be filed by amendment.